Buenos Aires - February 21, 2011

 Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as ‘‘expects,’’ ‘‘anticipates,’’
‘‘intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘estimates,’’ ‘‘projects,’’ ‘‘forecasts,’’ ‘‘will,’’ ‘‘may,’’ ‘‘should,’’ and similar expressions are forward-
looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:
   –   unexpected future operating or financial results
   –   delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
   –   changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
   –   our ability to obtain additional financing
   –   changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
   –   deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives
   –   delays or defaults by our contract counter-parties in performing their obligations to us
   –   loss of one or more key members of our management team
   –   changes in governmental rules and regulations or actions taken by regulatory authorities
   –   adverse weather conditions that can affect production of the goods we transport and navigability of the river system
   –   the highly competitive nature of the oceangoing transportation industry
   –   the loss of one or more key customers
   –   unexpected fluctuations in foreign exchange rates and devaluations
   –   liabilities from future litigation
   –   other factors discussed in the section titled ‘‘Risk factors” in our annual report on form 20-F for the year ended December 31, 2009
   –   Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management’s discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.
Forward Looking Statements & EBITDA

 Feeder
   container
   service
   established
   serving
   Buenos Aires-
   Ushuaia
 Loan facility
   with IFC /
   OFID for
   $75 million
  $97 million
     Follow-On
 $140 million
   IPO
 Initial 2 PSVs
   delivered
 Issued $180
   million First
   Preferred Ship
   Mortgage Notes
 Issued $135
   million SEC
   registered notes
 Started regular
   Liner Service
   Chile-Peru /
   Argentina-Brazil
Formation and Early Years
Expansion / Growth Financing
Significant
Growth as a Public
Company
 Founded by
   Mr. Jose
   Menendez
 Sailing ships
   Andalucía and
   Alejandrina
 1st regular
   general cargo
   service serving
   Buenos Aires-
   Ushuaia
 1st tanker
   vessel
 First contract
   with Petrobras
   for carriage of
   crude to Brazil
 AIG-GE Capital
   LAIF became
   shareholder
 IFC loan facilities
   to different
   subsidiaries for
   $90 million
 UP Offshore
   founded
 Punta Alvear
   Yard
   completed
1876
1932
1955
1998
1994
2000
2004
2006
2005
2007
2008
2002-2003
2009
2010
1911
1992
Ultrapetrol
S.A. founded
Over 130 Years of Shipping Experience
 Issued
   Convertible
   Bond for $80
   millon

 593 barges and 30 pushboats
 33% market share
 Significant economies
   of scale
 Multinational customer base
 Multi-year, US dollar-denominated
   contracts
 2 port facilities; 1 transfer station
 New barge building shipyard -
   significant growth planned
 Focus on Brazil
 7 deep sea, very modern PSVs
   under long-term charter
   to Petrobras
 5 deep sea PSVs under
   construction - scheduled
   deliveries between Q1 2011 and
   Q4 2011(1)
 Brazilian flag provides
   preferential status
 4 product tankers on long-term
   contracts
 2 feeder container vessels
 1 product tank barge
 1 oceangoing pushboat
 Expanding regional feeder
   container service
 Preferential flag rights
 Fully-integrated commercial and
   technical management
 Based in Miami, FL
Ocean
River
(‘UABL’)
Offshore Supply
(‘UP Offshore’)
Ship Management
(1)     Scheduled delivery dates as informed by shipyards; should not be considered as final.
Overview of Ultrapetrol

VENEZUELA
GUYANA
SURINAME
FRENCH GUIANA
COLOMBIA
ECUADOR
PERU
BOLIVIA
BRAZIL
PARAGUAY
CHILE
URUGUAY
ARGENTINA
BOLIVIA
PARAGUAY
BRAZIL
ARGENTINA
URUGUAY

Hidrovia: A Natural Highway That Feeds the World
Hidrovia Region
Number of Barges: ~1,900
Mississippi River Region
Number of Barges(1): ~21,000
(1)     Source: ACL 10-K filed on March 10, 2010.
Corumba
Tres Fronteras
Hub
Km 1,200
Hub
Hub
Km 1,928
Dos Fronteras
Buenos Aires
Asunción
Hub
Km 2,770
Illinois
Kentucky
Tennessee
Mississippi
Louisiana
Arkansas
Missouri
Iowa
Minnesota
Wisconsin
Runs over 2,200 miles across the agricultural heartland of South America
Comparable in length to the Mississippi River system
2010 South American Soybean Global Market Share
51.7% (vs.37.5% in 2000)

River Business Summary
Hidrovia
        Approximately 12MM Tons per Year of
       soft & hard commodities run through the
       system
        Strategic location in agricultural heartland
       of South America
UABL: Market Leader
        Approximately 33% capacity - 3x nearest
       competitor
        Top quality client portfolio
        Over 600 Barges (Mississippi equivalent)
        30 Pushboats
        2 grain, vegoil & petroleum products
        loading Terminals
        1 floating transshipment station to load
        ocean vessels
        Most modern barge-building shipyard in
        South America

3 Fronteras
2 Fronteras
Punta Alvear Shipyard
Alianza G2
Transshipment Station

Others
12%
Petroleum products
13%
Iron ore
11%
Soy products
64%

UABL
33%
Others (15+)
44%
Competitor A
13%
Competitor B
10%

(1) Average for 2009, 2008 and 2007

Typical cargo mix and Market Share

Our Average Typical Cargo Mix(1)
Source: Doll Shipping Consultancy.
UABL’s Market Share

Million Hectares & Tons
8
7
6
5
4
3
2
1
0
1.2 2.9
1.4 3.5
1.4 3.5
1.6 4.5
1.9 3.9
2.0 4.0
2.4 3.6
2.4 5.9
2.7 6.9
2.6 4.0
2.7 7.2
2.8 7.5
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 (E)
Seeded Area
Production

Production (in million Tons)
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
CAGR = 12.1%(2)
1.1 1.4 1.9 1.9 2.1 3.6 2.4 4.3 2.8 2.3 1.2 3.0
2001 2002 2003 2004 2005 2006 2007 2008 2009 1H08 1H09 1H10

Historical Trend and Long Term Fundamentals
• River Business results have been robust during 2010
• Soybean production in Paraguay has grown
significantly for the last decade in line with the
expansion of seeded area Important extensions of
land still available for further growth
• Iron ore production levels have normalized after a
drop during 2009
• Reuters: “Indian ore, which dominates the spot
market, is still being quoted from $197 to $200 a tonne
for material with 63.5 percent iron content, including
freight”
• More efficient cost structure will allow higher margins
as volume increases
(1)     Source: USDA Foreign Agricultural Service - Updated February 9, 2011
(2)     Through 2009
All-time high USDA soy production estimate for Paraguay 7.5 million tons in 2011
• Our new Punta Alvear Yard is in full operation
• Zonda I, our new 8,300 BHP heavy fuel-powered pushboat,
has been operational since May 22, 2010 - performance has
exceeded expectations in terms of speed and pushing
capacity
• In January 2011, our second re-engined pushboat, Cavalier
X, has commenced operation
• Pushboats Pampero I and Asuncion on dry-dock for re-
engining - estimated delivery between 1Q 2011 and 2Q 2011
• Seven additional pushboats are set to be re-engined until
2012 as part of our original re-engining program - Estimated annual savings: $13.0 million
    River Business Strategy set for long-term growth
Paraguayan Soybean Seeded Area & Production (1)
9
Hidrovia Regional Iron Ore Production

800
600
400
200
0
Age Bracket
0-5
6-10
11-15
16-20
21-25
26-30
31-35
35+
102
73
348
450
64
430
207
212

200
180
160
140
120
100
80
60
40
20
0
Age Bracket
0-5
6-10
11-15
16-20
21-25
26-30
31-35
35+
16
167
174
51
119
39
27

Hidrovia Fleet Age Profile - Competitive Advantage

     Importing US barges has become very
      expensive and inefficient
     Over 50% of our fleet has not reached the
      midpoint of their useful life
     Our re-bottoming and jumboization programs
      have expanded the lifespan of our older barges
      while we ramp-up new production
UABL Fleet: 593 Barges(1)
Source:  Doll Shipping Consultancy.
(1)     As of 9/30/10. Barges that have been reskinned are considered to have 10 years added to their lifespan.
Hidrovia fleet is predominantly old and will require substantial replacement
Total Hidrovia Fleet: 1,886 Barges(1)
(# of Barges)
(# of Barges)
In five years, 849 barges
will be in the scrapping zone
of which approximately 22%
(185 barges) belong to us

3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
June 30, 2010 - 2015 67%base actual increase
1,023,508
48,160
117,200
130,000
130,000
130,000
130,000
1,708,868
2,394,228
30-Jun-10
2H 2010
2,011
2,012
2,013
2,014
2,015
Total 1 Shift
Total 2 Shifts

We Own One of the Most Modern Automated Barge
Building Shipyards in the World
Constructing jumbo-sized barges estimated to be 40% cheaper
than alternative cost of acquiring barges
Pro-Forma Static Capacity Potential Growth(1)
(Capacity in DWT)
     Completed in December 2009
     Producing tank barges through February 2011 (40.3% growth of current owned tanker fleet capacity in just one year)
     Starting February 2011, we plan to be able to deliver one jumbo dry barge per week (equivalent to 1.66 Mississippi barges)
     Ability to double -up production with operation of a full second shift
(1)     Pro-forma static capacity growth is based on the assumption of the production of one dry barge per week. There can be no assurance that such number of barges will be built over the period presented, and all results and data (except as of June 30, 2010) presented herein are subject to change.
Total capacity
If full second
shift is
implemented

Approximately
134% of
existing fleet

Estimated Pro-Forma EBITDA

185.5
68.0
200
180
160
140
120
100
80
60
40
20
-
Revenue & EBITDA (In $ Millions)
Pro-Forma 2015
Revenues
EBITDA

Assumptions:

     Dry and Tank barge annual rotation as per historical average
     Flat average freight per ton based on current contract prices with clients
     Tons transported: 7.4 million
     PF 2015 EBITDA Margin of 36.7% on account of
            •     Re-engining savings associated with the price differential between Gas Oil and Heavy Fuel: ~ $13.0 million on $214.50 / m3 price gap(1) and 2015 estimated fuel consumption of 60,700 MT
            •     Expected increase of 67% in static capacity should increase revenues proportionally by 67% for the period June 2010-2015
(1)     BunkerWorld: Spot gap between IFO 380 and Diesel on Singapore as of August 11, 2010
The impact of our growth initiatives on the River Business will gradually reveal its potential as programs are implemented

Vessel	Capacity (DWT)	Deck Space (m^2)	Year Built / Delivery Date[1]	Status	Built In
UP Esmeralda	4,200	840	2005	Chartered	China
UP Safira	4,200	840	2005	Chartered	China
UP Agua-Marinha	4,200	840	2006	Chartered	Brazil
UP Topazio	4,200	840	2006	Chartered	Brazil
UP Diamante	4,200	840	2007	Chartered	Brazil
UP Rubi	4,200	840	2009	Chartered	Brazil
UP Turquoise	5,250	1,050	2010	Chartered	China
Subtotal	**30,450**	**6,090**			
UP Jasper	5,250	1,050	Q1 2011	Final Construction Stage	China
UP Jade	4,200	840	Q2 2011	Keel laid	India
UP Pearl	4,200	840	Q2 2011	Keel laid	India
UP Amber	4,200	840	Q3 2011	Keel laid	India
UP Onyx	4,200	840	Q4 2011	Keel laid	India
Subtotal	**22,050**	**4,410**

Offshore Supply Business Overview

Operating under 2-4
year charters to
Petrobras at a rate of
$28,562, on average
Presently uncommitted,
expected to be placed on long-
term charters, primarily in
Brazil
(1)     Scheduled delivery dates as informed by shipyards; should not be considered as final.
-     4-year charter to Petrobras at $30,350
Serves complex and logistically demanding deepwater E&P projects
Transports supplies such as pipes, drill casings, concrete, water, food and fuel to offshore rigs and platforms
Among the most modern PSV fleets operating in Brazil
           Large, technologically advanced deep sea PSVs
           First newbuild already committed on a long-term charter

709m
Enchova
Piraúna
Marimbá
Marlim
Marlim Sul
Marlim Sul
Roncador
Roncador
Tupi
1.000m
2.000m
3.000m
4.000m
5.000m
6.000m
7.000m
Post-Salt Layer
Bears most of Brazil's reserves.
2.629m 1977
2.825m 1983
3.318m 1988
2.930m 1992
3.230m 1994
3.167m 1997
3.759m 1999
4.343m 2003
Salt Layer
An irregular layer, the thickness of which ranges from 1000 to 2000 meters.
Pre-Salt Layer
On account of its geological characteristics, the pre-salt marks the beginning of a new exploratory model, one that will involve the use of technology that is more resistant both to corrosion and to high temperatures and pressure.
7.000m
2007
Santos Basin (Tupi)

   One of the largest and
    most attractive
    offshore markets
    − Progressively deeper
       and more complex wells
    − Demand for more
       advanced PSVs for
       long-term charters
    − Preferential treatment
       for Brazilian-built and
       flagged vessels
Brazil Pre-Salt Drilling Program
Increasing water depth expected to drive demand for
larger, more technologically sophisticated vessels
Source: Petrobras website.
Focus on Dynamic and Growing Brazilian
Offshore Supply Market

NEW VESSELS AND PURCHASE OF NEW EQUIPMENTS

Petrobras critical resources demand will drive Brazilian and international industry

Critical Resources	Current Situation (Dec/09)	Delivery Plan (to be contracted) Accumulated Value		
		By 2013	By 2015	By 2020
Drilling Rigs Water Depth Above 2.000 m	5	26	31	53*
Supply and Special Vessel	254	465	491	504
Production Platforms SS e FPSO	41	53	63	84
Others (Jacket and TLWP)	79	81	83	85

Supply Vessel

Drilling Rigs

Production Platform (FPSO)

26 RIGS CONTRACTED, 28 MORE TO BE BUILT BY 2020:

- Until 2013: 13 rigs contracted before 2008 and 1 rig relocated from international operations*; +12 new rigs contracted in 2008 , through international bidding;
- 2013-2020: Bidding process in progress, to contract 28 rigs to be built in Brazil.

STRATEGIC PLAN PETROBRAS 2020

* The rig reallocated from international operations, expire in 2015, so it is not considered in the 2020 accumulated value

PETROBRAS
16

Well positioned to profit from current & future developments in booming Brazilian market: $224 Bn CAPEX

Number of Vessels
120
100
80
60
40
20
0
111
40
8
1
2011
2012
2013
2014
UP AGUA-MARINHA
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$17,500
$23,000
$32,000
$29,500
$28,086
$31,564
2006
2007
2008
2009
2010
2011
Average daily rate
Local Content Evolution
100%
80%
60%
40%
20%
0%
84%
79%
1st
2nd
3rd
4th
5th
6th
7th
8th
9th
10th
Exploration phase
Development phase

Offshore Supply Business Outlook - Growth Initiatives
Large PSV Charters Since 2006, Brazil(1)
% of Local Content / Services In Brazilian Oil Block Auctions
    Brazilian subsidiary registered as national shipowner
    2/3 of our existing vessels are Brazilian-built
    Brazilian flagged vessels:
     −    Have absolute priority for employment
     −    Generate rights to flag in foreign vessels
    Well positioned to build additional vessels in Brazil
    Local content requirement has significantly increased
     over time
Source: Doll Shipping Consultancy.
(1)     All chartering since 2006 of PSVs over 4,000 DWT.
(2)     Represents vessels chartered for delivery in 2011.
(3)     O’Keefe Consultancy
(2)
(1)

Charter Year
Auction Round
Source: Agência Nacional do Petróleo, Gás Natural e Biocombustíveis (“ANP”).
(1)     ANP Bidding Round still under discussion.
1999
2000
2001
2002
2003
2004
2005
2007
2008
-
+4,000 dwt PSV Orderbook(3)
Total: 160 Vessles

Gross Profit
$100.0
$90.0
$80.0
$70.0
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
$30.4
Q3 2010 Annualized
$54.7
$62.6
$70.5
$78.4
$86.3
$28,562
$26,000
$28,000
$30,000
$32,000
$34,000
6 Vessels
12 Vessels

Gross Profit Contribution(1) of PSV Fleet - Illustrative TCE (US$/day)
($ in millions)
Potential to increase Offshore yearly gross profit contribution by
$30-40 million based on current rates
(1)     Gross profit contribution calculated as revenues less voyage expenses (assumed at 9.7% of revenues) and running costs ($11,000 per day) based on historical averages (i.e. vessel EBITDA before overhead expense).
Offshore Fleet Growth Impact

Estimated Pro-Forma EBITDA

120
100
80
60
40
20
-
Revenues & EBITDA (In millions)
112.9
50.0
2015 Pro-Forma
Revenues
EBITDA

Assumptions:

Offshore Supply Business Pro-Forma
        2015 Pro-Forma based on the operation of our twelve PSVs (7 existing + 5 currently under construction)
        Average charter for NB vessels: consistent with average actually obtained by our fleet in 2Q 2010 under recently renewed contracts with Petrobras
        Positioning costs of $350k per Newbuild
        Running Costs for NB vessels equivalent to average running costs of 1H 2010

Montevideo
Buenos Aires
Mar del Plata
Bahía Blanca
Puerto Madryn
Puerto Deseado
Ushuaia
Tierra del Fuego

Ocean Business

Feeder Container Line
 Successfully launched flag-protected feeder container service
 As long distance containership size increases, fewer ports
   are called
 Reliance on effective feeder services to distribute cargo
 Exceeding launch targets with growing inland logistics services
 Acquired two vessels for combined $26.2 million
 Targeting 4-5 year payback ($5-6 million gross profit contribution)
Refined Product Transportation
 Operate in cabotage flag-restricted trades providing service to local refineries
 Operate under long-term contracts with oil majors
 Fleet consists of:
   − Four product tankers
   − One oceangoing pushboat
   − One semi-integrated tug
 Stable earnings base

Container Vessel Outlook
    The regional Container market has been in constant growth until late 2008 and has recently shown robust indications of recovery but with strategic and logistical differences
    Global demand is showing very large, long distance container vessels (excess of 10,000
     TEUs per vessel) creating a tendency towards high TEU capacity transportation concentrated into specific and strategically located ports
    Feeder service operators would then distribute cargo to other ports
    Using the voyage pro-forma parameters for regular operation of the service which the first vessel (MV Asturiano) has already reached, each container vessel contributes approximately $3 million to EBITDA annually
A niche market that is flag protected which represents a
competitive advantage against global operators

Estimated Pro-Forma EBITDA
Revenues & EBITDA (In $ millions)
80
70
60
50
40
30
20
10
-
75.4
14.7
2015 Pro-Forma
PF Revenues
PF EBITDA after G&A

Ocean Business Pro-Forma
Assumptions:
      4 tanker vessels at current average rates
      Tanker vessel Running Costs at rates equivalent to current level
       Entry into operation of two additional container vessels at utilization rates similar to MV Asturiano
        (Approximately $3.0 million GPC per year)

$80MM Convertible Bond - Use of Proceeds
Opportunity to generate incremental value added to
ongoing projects Convertible Bond
   Accelerate the construction of additional new river
    barges
   Expand PSV operations in Brazil
   Support the development of our container trade
   General corporate purposes
 Use of Proceeds

Timely participation in the financial markets to maximize the potential of existing projects
These investments are believed to be essential for the expansion, strategic positioning and continuation of market leadership of Ultrapetrol in the Offshore and River businesses

Actual	As Adjusted [1]
Cash and Cash Equivalents	**$37.4**	**$121.6**
Debt		
2014 Senior Notes	$180.0	$180.0
Secured Debt	207.3	227.3
Unsecured Debt	10.0	15.0
Convertible Notes	–	80.0
Total Debt	$397.3	$502.3
Net Debt	**$359.9**	**$380.7**
Non-controlling Interest	$5.2	$5.2
Total Shareholders' Equity	269.2	269.2
Total Equity	274.4	274.4
Total Capitalization	**$671.7**	**$776.7**

     Full funding for all existing growth projects
                                     –   $121.6 million adjusted cash
                                     –   $20 million commitment for 2nd Chinese PSV newbuild
                                     –   Up to $69.5 million undrawn commitment for Indian PSV newbuilds
As of September 30, 2010
(1)     Adjusted to give effect to (i) $11.0 million final payment for M.V. Argentino, (ii) $5.0 million drawdown under revolving facility, (iii) $5.4 million final payment for UP
        Turquoise,  (iv) $20.0 million drawdown on UP Turquoise financing, and (v) $80.0 million proceeds from convertible notes offering.
($ in millions)

PSV Fleet Expansion [2]	$	41.8
Barge Fleet Expansion and Re-Bottoming		38.9
Pushboat Re-Engining Service		22.7
Feeder Container Project [3]		-
Total	**$**	**103.4**

PSV Fleet Expansion	$30-40
Barge Fleet Expansion	$9-10
Pushboat Re-Engining Service (75%)	$9-10
Feeder Container Project	$5-6

Compelling Investment Opportunities (1)
Estimated Growth Capital Expenditures (Q4 2010-2011)
Illustrative Annual Additional Gross Profit Contribution
Incremental Growth Opportunities
   Further expand PSV Fleet
   Container trade
   Accelerate barge construction
Management 2010E Segment EBITDA Guidance(5)
($ in millions)
(1)     Data is based on the Company's current estimates and assumptions, which are subject to change.
(2)     Excludes $5.4 million final payment for UP Turquoise, expected to be made in December 2010, which is reflected in adjusted cash.
(3)     Excludes $11.0 million final payment for M.V. Argentino made in November 2010, which is reflected in adjusted cash.
(4)     Represents $102.6 million in adjusted cash, plus $89.5 million in committed bank facilities.
(5)     As provided in Q3 2010 earnings call on November 11, 2010.
   Offshore Supply:       $17.2
   River:                         $26.2
   Ocean:                       $16.7
($ in millions)
($ in millions)

Thank You